Contact
Motti Gadish
Retalix Ltd.
+972-9-776-6600
investors@retalix.com

              Retalix Announces Fourth Quarter and FY 2007 Results

     Ra'anana, Israel; March 19, 2008 - Retalix(R) Ltd. (NasdaqGS: RTLX), a global provider of software solutions for retailers and distributors, today announced results for the fourth quarter and the full year ended December 31, 2007.

Summarized financial highlights of the 2007 fourth quarter results:

o Total Revenues for the period were $55.2 million, compared to $56.5 million in the fourth quarter of 2006.

o GAAP Net Loss for the period was $(1.7) million, or $(0.09) per diluted share, compared to net income of $3.6 million, or $0.18 per diluted share in the fourth quarter of 2006.

o Adjusted Net Loss (Non-GAAP)* for the period was $(0.9) million, or $(0.05) per diluted share, compared to net income of $5.5 million, or $0.27 per diluted share, in the fourth quarter of 2006.

Summarized financial highlights of the full year 2007:

o Total Revenues for the year reached a Company record of $221.4 million, compared to $203.7 million in FY 2006.

o GAAP Net Loss for the year was $(0.5) million, or $(0.02) per diluted share, compared to net income of $1.3 million, or $0.06 per diluted share in FY 2006.

o Adjusted Net Income (Non-GAAP)* for the year was $6.1 million, or $0.31 per diluted share, compared to $8.1 million, or $0.40 per diluted share in FY 2006.

    Barry Shaked, President and Chief Executive Officer of Retalix, said, "While 2007 has been another record year in revenues, we did not meet our bottom-line goals for the year. Our focus in 2008 is on improving our performance and profitability. Since January we have been busy implementing a change of mindset within Retalix. Our current efforts are targeted at improving the utilization of professional services while prioritizing our product development efforts."

     "As new products mature in the development cycle, we are reassigning resources, that were dedicated to product development, to Professional Services. We believe this opens up an opportunity to increase service revenues. We are tracking more closely the resources being used for the services we provide to customers. This should enable us to get paid for this work as well as to identify and eliminate instances where the efforts do not justify the return."

     "In the short term these changes are reflected in more cost of Services. However, we are now monitoring services profitability more tightly, and will determine where resources should best be allocated and identify opportunities to improve performance. As such, these efforts should either turn into more revenues from Services, or we will reduce the cost of Services by eliminating the inefficiencies on those efforts that are not producing satisfactory returns."

     Hugo Goldman, the Company's Chief Financial Officer, said: "I am pleased that as of December 31, 2007, our balance sheet had $27.6 million in cash, cash equivalents and marketable securities, in spite of the fact that we discontinued the factoring of receivables. Overall, in 2007 the factoring of receivables cost us $1.8 million gross. As we are not incurring any new expenses on factoring, our financial income in the fourth quarter amounted to $656,000."

     "The depreciation of the US dollar during the fourth quarter had a negative impact on our non-Dollar wage costs, primarily in Israel, amounting to $1.4 million of additional costs, as we previously estimated. We are monitoring the ongoing changes in currency exchange rates and in the general economic conditions, and are evaluating different options to be pursued, if necessary", Goldman added.

     Outlook for FY 2008

     Retalix anticipates total revenues for the full year 2008 to exceed $232 million, GAAP net income to exceed $8 million, and adjusted, non-GAAP* net income to exceed $15 million.

     Shaked added: "Demand for our software solutions remains strong, allowing us to predict another year of top line growth, although moderate. We are taking a conservative approach to our 2008 guidance, but will strive to exceed the results we currently predict."

      "Our business fundamentals remain strong. Retalix is uniquely positioned in the retail software market with a broad offering of software solutions tailored specifically to the requirements of the food retail industry. Industry analysts predict strong growth in our sector in the next five years, as commercial software matures and customers look to upgrade their aging, homegrown systems. We continue to believe that our investments in product development and in penetration into new territories will pay off in the coming years," Shaked concluded.

     Conference Call  and Webcast Information

     The Company will be holding a conference call to discuss results for the fourth quarter 2007 on Wednesday, March 19th, 2008 at 9:00am EDT (3:00pm Israeli
Time). This conference can be accessed by all interested parties through the Company's web site at http://www.retalix.com/conference-call.cfm. For those unable to participate during the live broadcast, a replay will be available shortly after the call on the Retalix site.

     * Note on Use of Non-GAAP Financial Information

     In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Retalix uses non-GAAP measures of operating income, net income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity based compensation in accordance with SFAS 123(R), amortization of intangibles related to acquisitions, and charges in connection with expenses relating to acquisitions that did not materialize. Retalix's management believes the non-GAAP financial information provided in this release is useful to investors' understanding and assessment of the Company's on-going core operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management also uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. Reconciliations between GAAP measures and non-GAAP measures are contained following the GAAP financial statements in this press release. Reconciliation between GAAP to non-GAAP outlook for 2008 is provided in the table below.

                                                         FY 2008 Outlook
                                                         U.S. $ Thousands
GAAP Net Income (Loss)                                        8,000
(a) The effect of stock- based compensation
    - SFAS 123(R), net of tax effect                          4,900
(b) The effect of amortization of intangible
    assets and acquisition related expenses,
    net of tax effect                                         2,100
    Non-GAAP Net Income (Loss)                               15,000


     About Retalix

     Retalix is an independent provider of software solutions to retailers and distributors worldwide. With over 40,000 sites installed across more than 50 countries, Retalix solutions serve the needs of grocery chains, convenience and fuel retailers, food and consumer goods distributors and independent grocers. The Company offers a portfolio of software applications that automate and synchronize essential retail and supply chain operations, encompassing stores, headquarters and warehouses. Retalix develops and supports its software through 1,500 employees in its various subsidiaries and offices worldwide. The company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Dallas, Texas. For more information about Retalix , please visit www.retalix.com.

     Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. federal securities laws. For example, the statements regarding our "outlook for FY 2008" including our expected results and reactions to changes in our markets, all involve forward looking statements, expected increased revenues and productivity from Services, reduced costs from inefficiencies and expected costs from the depreciation of the US dollar. These statements include comments regarding the guidance about revenues and net income, our ability to improve cash flow and profitability and to cut expenses, anticipated demand for the Company's software products, expectations with regard to implementation and rollout of existing license agreements, analysis of market conditions and penetration in emerging markets, pipeline of prospective customers, anticipated rate of growth and Management's expectations as to the Company's future financial performance. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, the performance of the US dollar relative to other currencies, continued roll-outs with existing customers, continued interest in Retalix's new platforms, the perception by leading retailers of Retalix's reputation, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2006, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.


                                  RETALIX LTD.
                            (An Israeli Corporation)
               CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
           FOR THE YEAR AND THREE MONTH PERIOD ENDED DECEMBER 31, 2007
                                                                          Year ended                Three months ended
                                                                          December 31                   December 31
                                                             ------------------------------------   --------------------
                                                                        2007            2006          2007          2006
                                                             ------------------------------------   --------------------
                                                                      (Unaudited)        (*)              (Unaudited)
                                                                  ----------------    -----------   --------------------
                                                                                       U.S.$ in thousands
                                                                                 (except share and per share data)
REVENUES:

     Product sales                                                      80,511          73,195        20,178        19,838
     Service and projects                                              140,900         130,549        34,998        36,614
                                                                       -------         -------        ------        ------
                  T o t a l  revenues                                  221,411         203,744        55,176        56,452
                                                                       -------         -------        ------        ------
COST OF REVENUES:
     Cost of product sales                                              39,132          36,690        11,214         9,103
     Cost of service and projects                                       65,281          44,562        18,679        11,987
                                                                       -------         -------        ------        ------
                  T o t a l  cost of revenues                          104,413          81,252        29,893        21,090
                                                                       -------         -------        ------        ------
GROSS PROFIT                                                           116,998         122,492        25,283        35,362
                                                                       -------         -------        ------        ------
OPERATING EXPENSES:
   Research and development - net                                       58,653          60,375        12,252        15,232
   Selling and marketing                                                31,617          33,495         7,469         7,848
   General and administrative                                           27,539          27,426         8,695         7,472
   Other (income) expenses - net                                           643              22           (8)          (12)
                                                                       -------         -------        ------        ------
                  T o t a l  operating expenses                        118,452         121,318        28,408        30,540
                                                                       -------         -------        ------        ------
INCOME (LOSS) FROM OPERATIONS                                          (1,454)           1,174       (3,125)         4,822
FINANCIAL INCOME (EXPENSES), net                                         1,032              79           656         (321)
                                                                       -------         -------        ------        ------
INCOME (LOSS) BEFORE TAXES ON INCOME                                     (422)           1,253       (2,469)         4,501
TAX BENEFIT (EXPENSES)                                                     435             507          846          (466)
                                                                       -------         -------        ------        ------
INCOME (LOSS) AFTER TAXES ON INCOME                                         13           1,760       (1,623)         4,035
SHARE IN LOSSES OF AN ASSOCIATED COMPANY                                   (3)            (57)            -           (13)
MINORITY INTERESTS IN GAINS OF SUBSIDIARIES                              (508)           (425)         (107)         (439)
                                                                       -------         -------        ------        ------
NET INCOME (LOSS)                                                        (498)           1,278       (1,730)         3,583
                                                                       =======         =======        ======        ======
EARNINGS (LOSSES) PER SHARE - in U.S. $:
   Basic                                                                (0.02)            0.07        (0.09)          0.18
                                                                       =======         =======        ======        ======
   Diluted                                                              (0.02)            0.06        (0.09)          0.18
                                                                       =======         =======        ======        ======
WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION
OF EARNINGS PER SHARE - in
   thousands:
   Basic                                                                19,851          19,491        19,967        19,533
                                                                       =======         =======        ======        ======
   Diluted                                                              19,851          20,127        19,967        19,980
                                                                       =======         =======        ======        ======
     (*) The 2006 figures were extracted from the
         audited consolidated financial statements for year 2006.



                                  RETALIX LTD.
                            (An Israeli Corporation)
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                              AT DECEMBER 31, 2007


                                                                                   December 31
                                                                               2007           2006
                                                                            ----------     -----------
                                                                            (Unaudited)       (*)
                                                                            ----------     -----------
                                                                                 U.S. $ in thousands
                              A s s e t s
CURRENT ASSETS:

    Cash and cash equivalents                                                 22,484          55,186
    Marketable securities                                                      3,454           4,554
    Accounts receivable:
       Trade                                                                  81,429          48,469
       Other                                                                   5,535           5,524
    Inventories                                                                1,289           1,154
    Deferred income taxes                                                      8,305           5,930
                                                                            ----------     -----------
           T o t a l  current assets                                         122,496         120,817
                                                                            ----------     -----------
NON-CURRENT ASSETS :
     Marketable securities                                                     1,657           1,237
    Deferred income taxes                                                      4,548           4,035
    Long-term receivables                                                      5,673           3,395
    Amounts funded in respect of employee rights
       upon retirement                                                         8,806           6,759
    Other                                                                        795             747
                                                                            ----------     -----------
             T o t a l non current assets                                     21,479          16,173
                                                                            ----------     -----------
PROPERTY, PLANT AND EQUIPMENT, net                                            12,568          11,180
                                                                            ----------     -----------
GOODWILL                                                                     113,055         107,506
                                                                            ----------     -----------
OTHER INTANGIBLE ASSETS, net of accumulated
  amortization:
   Customer base                                                               16,300        17,721
   Other                                                                        4,379         5,777
                                                                            ----------     -----------
                                                                               20,679        23,498
                                                                            ----------     -----------
                            T o t a l assets                                  290,277       279,174
                                                                            =========      ===========
 (*) The 2006 figures were extracted from the audited consolidated financial statements for year 2006.




                                                                                       December 31
                                                                                     2007           2006
                                                                                  ----------     -----------
                                                                                  (Unaudited)       (*)
                                                                                  ----------     -----------
                                                                                       U.S. $ in thousands
                                                                                (except share and per share data)

                    Liabilities and shareholders' equity
CURRENT LIABILITIES:

    Short-term bank credit                                                              11          4,742
    Current maturities of long-term bank loans                                         258            224
    Accounts payable and accruals:
       Trade                                                                        15,410         11,535
       Employees and employee institutions                                           8,937          7,179
         Accrued expenses                                                            6,393          7,288
       Other                                                                         1,917          7,443
    Deferred revenues                                                               16,763         13,747
                                                                                    ------         -------
           T o t a l  current liabilities                                           49,689         52,158
                                                                                    ------         -------
LONG-TERM LIABILITIES :
    Long-term bank loans, net of current maturities                                    786          1,058
    Employee rights upon retirement                                                 14,362         11,392
     Deferred income taxes                                                           1,004          1,016
     Institutions                                                                    1,516              -
    Deferred revenues                                                                    -            206
                                                                                    ------         -------
           T o t a l  long-term liabilities                                         17,668         13,672
                                                                                    ------         -------
           T o t a l  liabilities                                                   67,357         65,830
                                                                                    ------         -------
MINORITY INTERESTS                                                                   2,791          2,293
                                                                                    ------         -------
SHAREHOLDERS' EQUITY:
   Share capital -Ordinary shares of NIS 1.00 par value (authorized):
     December 31, 2007 (unaudited) and
      December 31, 2006 (audited) - 30,000,000 shares; issued and outstanding:
      December 31, 2007 (unaudited) - 20,001,382 Shares; December 31, 2006
      (audited) -
      19,613,454 shares;                                                             5,273          5,178
     Additional paid in capital                                                    167,694        156,583
    Retained earnings                                                               46,864         49,188
     Accumulated other comprehensive income                                            298            102
                                                                                   -------       ---------
           T o t a l  shareholders' equity                                         220,129        211,051
                                                                                   -------       ---------
                T o t a l liabilities and shareholders equity                      290,277        279,174
                                                                                   =======       =========

    (*) The 2006 figures were extracted from the audited consolidated financial statements for year 2006.






                                                           (Continued) - 1

                                  RETALIX LTD.
                            (An Israeli Corporation)
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
           FOR THE YEAR AND THREE MONTH PERIOD ENDED DECEMBER 31, 2007


                                                                            Year ended                Three months ended
                                                                            December 31                  December 31
                                                                   -------------------------         --------------------
                                                                        2007            2006            2007         2006
                                                                   -----------      --------         ---------     ------
                                                                     (Unaudited)        (*)               (Unaudited)
                                                                   ------------     --------         ---------------------
                                                                                        U.S.$ in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:


  Net income (loss)                                                       (498)         1,278          (1,730)       3,583
  Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
  Minority interests in gains of subsidiaries                              508            425             107          439
  Depreciation and amortization                                          6,790          8,362           1,627        2,116
  Share in losses of an associated company                                   3             57               -           13
  Stock based compensation expenses                                      3,889          3,891             175        1,558
  Changes in accrued liability for employee rights upon
    retirement                                                           2,739          2,102             290          549
  Gains on amounts funded in respect of employee rights upon
    retirement                                                            (950)          (580)           (470)        (114)
  Deferred income taxes - net                                           (3,302)        (2,699)         (1,405)        (493)
  Net decrease (increase) in marketable securities                        (216)         3,025              11          408
  Amortization of discount on marketable debt securities                    11             56               1           12
  Other                                                                     50            (32)            255           33
Changes in operating assets and liabilities:
  Increase in accounts receivable:
     Trade (including the non-current portion)                         (34,536)       (10,588)        (17,139)      (3,800)
     Other                                                                   -           (889)            216          970
  Increase (decrease) in accounts payable and
-----------------------------------------------------------------
      accruals:
     Trade                                                               3,491           (730)          3,823       (1,956)
      Employees, employee institutions and other                        (5,916)           933          (4,532)         517
  Decrease (Increase) in inventories                                      (118)         1,022             (21)         379
  Increase in long-term institutions                                     1,516                            406
  Increase (decrease) in deferred revenues (including the
    non-current portion)                                                 2,810         (2,616)          1,445       (3,209)
                                                                       ---------      ---------       ---------     ---------
  Net cash provided by (used in) operating activities - forward        (23,729)         3,017         (16,941)       1,005
                                                                       =========      =========       =========     =========

    * The 2006 figures were extracted from the audited consolidated financial statements for year 2006.

                                                          (Continued) - 2

                                  RETALIX LTD.
                            (An Israeli Corporation)
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
           FOR THE YEAR AND THREE MONTH PERIOD ENDED DECEMBER 31, 2007

                                                                                Year ended                Three months ended
                                                                                December 31                  December 31
                                                                       -------------------------         ---------------------
                                                                            2007            2006            2007          2006
                                                                       -----------      --------         ---------      ------
                                                                         (Unaudited)        (*)               (Unaudited)
                                                                       ------------     --------         ---------------------
                                                                                            U.S.$ in thousands



    Net cash provided by (used in) operating activities - brought

        forward                                                           (23,729)          3,017        (16,941)         1,005
CASH FLOWS FROM INVESTING ACTIVITIES:

    Maturity of marketable debt securities held to maturity                 9,743           6,212             -           2,758

    Investment in marketable debt securities held to maturity              (9,047)        (2,066)             -         (1,016)
    Acquisition of subsidiaries or activities consolidated for the
        first time (a)                                                     (1,370)        (2,653)           (20)           (48)

    Additional investments in subsidiaries                                       -        (5,754)             -              48
           repayment of investment                                               -            651             -             651

    Purchase of property, plant, equipment and other assets                (4,676)        (2,567)          (492)           (554)

    Proceeds from sale of property, plant and equipment                        69              35            65               4
    Amounts funded in respect of employee rights upon retirement,
        net                                                                (1,097)          (777)          (124)           (225)
    Long-term loans collected from (granted to) employees                      17             (4)            (2)              -
                                                                           -------        --------        --------        ------
    Net cash used in investing activities                                  (6,361)        (6,923)          (573)           1,618
                                                                           -------        --------        --------        ------
CASH FLOWS FROM FINANCING ACTIVITIES:

    Repayment of long-term bank loans                                        (351)          (117)          (123)              -
    Issuance of share capital to employees resulting from exercise
        of options                                                           2,401          2,696          1,347            808
    Short-term bank credit - net                                           (4,731)            760         (1,366)          (149)
                                                                           -------        --------        --------       ------
    Net cash provided by (used in)  financing activities                   (2,681)          3,339          (142)            659
                                                                           -------        --------        --------       ------
EFFECT OF EXCHANGE RATE CHANGES ON CASH
                                                                               69              61           (53)              7
                                                                           -------        --------        --------       ------
NET DECREASE IN CASH AND CASH EQUIVALENTS                                 (32,702)           (506)        (17,709)        3,289

BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                 55,186         55,692          40,193         51,897
                                                                           -------        --------        --------       ------
BALANCE OF CASH AND CASH
   EQUIVALENTS AT END OF PERIOD                                            22,484          55,186          22,484         55,186
                                                                           =======         =======        ========       =======
     (*) The 2006 figures were extracted from the audited consolidated financial statements for year 2006.

                                                          (Concluded) - 3

                                  RETALIX LTD.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
           FOR THE YEAR AND THREE MONTH PERIOD ENDED DECEMBER 31, 2007

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

                                                           Year ended
                                                           December 31,
                                                -----------------------------
                                                  2007                  2006
                                                -----------         ---------
                                                (Unaudited)              (*)
                                                -----------         ---------
                                                     U.S. $ in thousands

(a) Net fair value of the assets acquired and
     liabilities assumed at the date of
     acquisition:
    Assets and liabilities of the
       subsidiaries at the date of
        acquisition:
    Working capital (excluding cash
        and cash equivalents)                      278                   302
    Property, plant, equipment
         and other assets, net                      (8)                 (54)
Goodwill and other intangible assets
        arising on acquisition                  (1,640)              (2,901)
                                                -------              -------
                                                (1,370)              (2,653)
                                                ========             ========

(b) Supplemental information on investing activities not involving cash flows:

    On April 1, 2005, the Company acquired substantially all of the assets of Integrated Distribution Solutions Inc. ("IDS"), in consideration for cash, as well as the issuance of share capital. In addition, shareholders of IDS were issued additional 207,236 shares valued at $4,916,000 that were released from escrow as certain customer retention milestones agreed upon were met as of April 1, 2007.

    (*) The 2006 figures were extracted from the audited consolidated financial statements for year 2006.


                                      # # #


                                  RETALIX LTD.
                UNAUDITED RECONCILIATION OF NON-GAAP ADJUSTMENTS

The following tables reflect selected Retalix' non-GAAP results reconciled to GAAP results:

                                                                            Year ended                Three months ended
                                                                            December 31                  December 31
                                                                   -------------------------         -------------------
                                                                        2007            2006           2007         2006
                                                                   -----------      --------         ---------    ------
                                                                     (Unaudited)        (*)              (Unaudited)
                                                                   ------------     --------         --------------------
                                                                                        U.S.$ in thousands
                                                                                   (except share and per share data)


OPERATING INCOME (LOSS)

   GAAP Operating income (loss)                                      (1,454)            1,174       (3,125)         4,822
   Plus:
     Amortization of acquisition-related intangible assets             3,576            4,910           861         1,196
     Stock based compensation expenses                                 3,889            3,891           175         1,558
     Other acquisition-related operating expenses (**)                   700                -             -             -
                                                                -------------- ---------------  ------------  ------------
   Non-GAAP Operating income                                           6,711            9,975       (2,089)         7,576
                                                                ============== ===============  ============  ============

NET INCOME (LOSS)                                                      (498)            1,278       (1,730)         3,583
   GAAP Net income (loss) Plus:
     Amortization of acquisition-related intangible assets             3,576            4,910           861         1,196
     Stock based compensation expenses                                 3,889            3,891           175         1,558
     Other acquisition-related operating expenses (**)                   700                -             -             -
   Less:
     Income tax effect of amortization of acquisition-related
     intangible assets                                               (1,287)          (1,654)         (348)         (565)
     Expenses (income) tax effect of stock based compensation
     expenses                                                           (70)            (282)           125         (282)
     Income tax effect of other acquisition-related operating
     expenses                                                          (161)
                                                                -------------- ---------------  ------------  ------------
   Non-GAAP Net income (loss)                                          6,149            8,143         (917)         5,490
                                                                ============== ===============  ============  ============

NET INCOME (LOSS) PER DILUTED SHARE
   GAAP Net income (loss) per diluted share                           (0.02)             0.06        (0.09)          0.18
   Plus:
     Amortization of acquisition-related intangible assets              0.18             0.24          0.04          0.06
     Stock based compensation expenses                                  0.19             0.19          0.01          0.08
     Other acquisition-related operating expenses (**)                  0.03                -             -             -
   Less:
     Income tax effect of amortization of acquisition-related
     intangible assets                                                (0.06)           (0.08)        (0.02)        (0.03)
     Income tax effect of stock based compensation expenses           (0.00)           (0.01)          0.01        (0.01)
     Income tax effect of other acquisition-related operating
     expenses                                                         (0.01)                -             -             -
                                                                -------------- ---------------  ------------  ------------
   Non-GAAP Net income (loss) per diluted share                         0.31             0.40        (0.05)        (0.27)
                                                                ============== ===============  ============  ============

   Shares used in computing diluted net income per share              20,150           20,127        19,976        19,980
                                                                ============== ===============  ============  ============

(**) Pre-acquisition costs from potential transactions that have not materialized.

                                  RETALIX LTD.
                UNAUDITED RECONCILIATION OF NON-GAAP ADJUSTMENTS


The following table shows the classification of stock-based compensation expense:

                                                                            Year ended                Three months ended
                                                                            December 31                  December 31
                                                                   -------------------------         -------------------
                                                                       2007            2006           2007         2006
                                                                   -----------      --------         ---------    ------
                                                                    Unaudited          (*)                 Unaudited
                                                                   ------------     --------         --------------------
                                                                                        U.S.$ in thousands




   Cost of product sales                                                60              45              1             6
   Cost of services and projects                                       707             719           (14)           276
   Research and development - net                                    1,407           2,221           (37)           642
    Selling and marketing                                              450             531             13           377
    General and administrative                                       1,265             374            212           256
                                                              -------------  --------------  -------------  ------------
   Total                                                            3,889            3,890            175         1,557
                                                              =============  ==============  =============  ============


The following table shows the classification of amortization of acquisition-related intangible assets:

                                                                            Year ended                Three months ended
                                                                            December 31                  December 31
                                                                   -------------------------         -------------------
                                                                       2007            2006           2007         2006
                                                                   -----------      --------         ---------    ------
                                                                    Unaudited          (*)                  Unaudited
                                                                   ------------     --------         --------------------
                                                                                        U.S.$ in thousands


   Cost of product sales                                             2,260           2,976            551           861
   Cost of services and projects                                       962           1,176            215            36
    Selling and marketing                                               92             372              1           177
    General and administrative                                         262             386             94           122
                                                              -------------  --------------  -------------  ------------
   Total                                                             3,576           4,910            861         1,196
                                                              =============  ==============  =============  ============

    (*) The 2006 figures were extracted from the audited consolidated financial statements for year 2006.

                                  RETALIX LTD.
                  NOTE TO THE CONSOLIDATED FINANCIAL STATEMENTS



NOTE - Adoption of FIN 48
Effective January 1, 2007, the Company adopted FIN 48, "Accounting for Uncertainty Taxes - an interpretation of FAS 109", which was issued in July 2006. FIN 48 clarifies the accounting for uncertainty in income taxes, and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company's accounting policy, pursuant to the adoption of FIN 48, is to classify interest and penalties recognized in the financial statements relating to uncertain tax positions, under provision for income taxes.
The adoption of FIN 48 resulted in the recording of an increase of the tax liabilities totaling $1,826,000 (including interest in the amount of $222,000) associated with tax benefits and other uncertainties related to tax returns, which was accounted for as a reduction of to the retained earnings balance as of January 1, 2007. The Company and its U.S. subsidiaries which comprise most of the group, received final tax assessments through the year ended December 31, 2002.